SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               MYPOINTS.COM, INC.
                       (Name of Subject Company (Issuer))

                              UNV ACQUISITION CORP.

                          A WHOLLY OWNED SUBSIDIARY OF
                            UNITED NEWVENTURES, INC.

                       (Name of Filing Persons (Offeror))


                     Common Stock, Par Value $.001 Per Share
            Rights to Purchase Series A Participating Preferred Stock
                         (Title of Class of Securities)



                                    62855T102
                      (CUSIP Number of Class of Securities)



                               Francesca M. Maher
                         Senior Vice President, General
                              Counsel and Secretary
                                 UAL Corporation
                              1200 E. Algonquin Rd.
                          Elk Grove Township, IL 60007
                                 (847) 700-4000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Person(s))



                                    Copy to:

                              Elizabeth A. Raymond
                                 Marc F. Sperber
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                          Chicago, Illinois 60603-3441
                                 (312) 782-0600


                           CALCULATION OF FILING FEE
================================================================================
      Transaction Valuation*                        Amount of Filing Fee
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         $105,968,405                                    $21,194
================================================================================
* Estimated for purposes of calculating the amount of the filing fee only.

   This calculation assumes (a) the purchase of all of the issued and outstanding shares of common stock, par value $.001 per share of MyPoints.com, Inc., a Delaware corporation (the "Company"), together with the associated preferred stock purchase rights issued pursuant to the Preferred Stock Rights Agreement, dated as of December 13, 2000, between the Company and Wells Fargo Shareholder Services, as rights agent (the "Shares"), at a price per Share of $2.60 in cash. As of June 1, 2001, based on the Company's representation of its capitalization as of such date, there were 40,757,079 Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the Shares proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $21,194.00    Filing Party:  United NewVentures, Inc.
                                                       and UNV Acquisition Corp.

Form or Registration No.:  Schedule TO  Date Filed:    June 13, 2001


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

    [X]   third party tender offer         [  ]   going-private transaction
             subject to Rule 14d-1                   subject to Rule 13e-3
    [ ]   issuer tender offer              [  ]   amendment to Schedule 13D
             subject to Rule 13e-4                   under Rule 13d-2


         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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


                         Amendment No. 1 to Schedule TO

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on June 13, 2001 by United NewVentures, Inc., a Delaware corporation ("Parent") and UNV Acquisition Corp., a Delaware corporation ("Sub") and a wholly owned subsidiary of Parent relating to the tender offer (the "Offer") by Sub to purchase all of the Shares of the Company, at a price per Share of $2.60 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1)(i) and
(a)(1)(ii), respectively, to the Schedule TO. Terms not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11           Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

         "On June 18, 2001, Parent and the Company were notified that the Federal Trade Commission granted early termination of the waiting period under the HSR Act applicable to the Offer. Parent issued a press release announcing the early termination of the waiting period under the HSR Act, a copy of which is attached hereto as Exhibit (a)(5)(ii) and is incorporated herein by reference."

Item 12.         Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

"(a)(5)(ii)      Press Release issued by Parent, dated June 20, 2001."



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




                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    UNV ACQUISITION CORP.


                    By:           /s/ Douglas A. Hacker
                                  --------------------------------------------
                    Name:         Douglas A. Hacker
                                  --------------------------------------------
                                  --------------------------------------------
                    Title:        President
                                  --------------------------------------------


                    UNITED NEWVENTURES, INC.


                    By:           /s/ Douglas A. Hacker
                                  --------------------------------------------
                    Name:         Douglas A. Hacker
                                  --------------------------------------------
                    Title:        President
                                  --------------------------------------------




Dated:  June 20, 2001

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


                                  EXHIBIT INDEX

(a)(5)(ii)        Press Release issued by Parent, dated June 20, 2001.




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